

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
Note	32051GZ73	Senior	Var-Act/360	299,800,000.00	4.980600	7,460,689.96	1,078,410.58	8,539,100.54	0.00	292,339,310.04	0.00
EQ INT		Residual	Var-Act/360	0.00	0.000000	0.00	446,175.36	446,175.36	0.00	0.00	0.00
Totals				299,800,000.00		7,460,689.96	1,524,585.94	8,985,275.90	0.00	292,339,310.04	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
Note EQ INT	32051GZ73	299,800,000.00 0.00	299,800,000.00 0.00	7,460,689.96 0.00	7,460,689.96 0.00	0.00 0.00	292,339,310.04 0.00	0.97511444310 0.00000000000
Totals		299,800,000.00	299,800,000.00	7,460,689.96	7,460,689.96	0.00	292,339,310.04	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
                212-815-3235
Associate: William Herrmann
                212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Current Interest	Interest Carryforward Amount	Deferred Interest	Total Interest Due	Net Rate Carryover Paid	Net Interest Shortfall	Interest Paid	Interest Carryforward After Dist.	Net Rate Carryover After Dist.
Note	299,800,000.00	4.980600	1,078,410.58	0.00	0.00	1,078,410.58	0.00	0.00	1,078,410.58	0.00	0.00
EQ INT	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00	446,175.36	0.00	0.00
Totals	299,800,000.00		1,078,410.58	0.00	0.00	1,078,410.58	0.00	0.00	1,524,585.94	0.00	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
                 212-815-3235
Associate: William Herrmann
                 212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
Note EQ INT	32051GZ73	299,800,000.00 0.00	1,000.000000000 0.000000000	24.885556905 0.000000000	3.597100000 0.000000000	975.114443095 0.000000000	4.980600 0.000000
Totals		299,800,000.00	1,000.000000000	24.885556905	5.085343362	975.114443095	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Pool Level Data

Distribution Date		4/25/06
Cut-off Date		3/1/06
Record Date		3/31/06
Determination Date		4/18/06
Accrual Period 30/360	Begin	3/1/06
	End	4/1/06
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	3/30/06
	End	4/25/06
Number of Days in Actual Accrual Period		26

Interest Details on Classes	
One-Month Libor Rate	4.82060%
Available Funds Rate	7.69372%
Class A Coupon	4.98060%
Libor Carryover Amount Paid	0.00
Libor Carryover Amount Remaining	0.00

Collateral Detail	

Original Mortgage Loan Details

Original Aggregate Loan Count	6,043
Original Stated Principal Balance	299,803,477.46
Original Weighted Average Mortgage Rate	7.56382%
Original Weighted Average Net Mortgage Rate	7.05782%
Original Weighted Average Remaining Term	233
Original Invested Amount	299,803,477.46

Current Mortgage Loan Details

Beginning Aggregate Loan Count	6,043
Ending Aggregate Loan Count	5,873
Beginning Pool Stated Principal Balance	299,803,477.46
Principal Collected	21,826,789.18
Draws	14,366,099.22
Charge Offs	0.00
Ending Pool Stated Principal Balance	292,342,787.50
Beginning Invested Amount	299,803,477.46
Ending Invested Amount	292,342,787.50



The BANK
of NEW YORK

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Beginning Weighted Average Mortgage Rate	7.56382%
Beginning Weighted Average Net Mortgage Rate	7.05782%
Ending Weighted Average Mortgage Rate	7.56275%
Ending Weighted Average Net Mortgage Rate	7.05675%
Beginning Weighted Average Remaining Term to Maturity	233
Ending Weighted Average Remaining Term to Maturity	232

Collections	

Interest Collections

Interest Collected	1,685,834.31
Net Recoveries	0.00
Other Amounts Allocated to Interest	0.00
Total Interest Collections	1,685,834.31
Less: Servicer Fee	124,918.12
Total Net Interest Collections	1,560,916.19

Principal

Principal Collected	21,826,789.18
Other amounts allocated to Principal	0.00
Total Principal Collections	21,826,789.18

Investor Amounts	

Beginning Investor Amount	299,803,477.46
Floating Allocation Percentage	100.000%
Net Interest Collections	1,560,916.19
Invested Interest Collections	1,560,916.19
Principal Collections	21,826,789.18
Principal Draws	14,366,099.22
Investor Principal Distribution Amount	7,460,689.96
Investor Charge Offs	0.00
Ending Investor Amount	292,342,787.50
Rapid Amortization Event	NO

Prior to March 2011, the Investor Principal Distribution Amount will be excess of Prin Collected over Draws, if any.
The Investor Principal Distribution Amount shall be reduced by the OC Reduction Amount, if any.



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Distribution Account	
Beginning Balance	0.00
Deposits Available Funds	9,021,606.15
Other Deposits Required by the SSA	0.00
Total Deposits	9,021,606.15
Withdrawals To the Trustee, the Trustee Fee	1,499.02
To the Insureer, the Premium	34,831.24
To the Classes, Principal and Interest	8,985,275.90
Total Withdrawals	9,021,606.15
Ending Balance	0.00

Fees of the Trust	
Gross Master Servicing Fee	124,918.12
Net Master Servicing Fee	124,918.12
Trustee Fee	1,499.02
Excess Master Servicing Compensation	0.00
Bond Insurance Premium	34,831.24
Total Net Loan Fees	161,248.37

Servicer Advances	
Principal Advances	0.00
Interest Advances	0.00
Total Advances	0.00
Advances made with Regard to the Mortgage Loans Other than Prinicpal and Interest on Delinquent Payments	NONE

Collateral Tests	
Delinquency Step-Down Test	
Rolling Delinq Pct	0.000%
Delinq Step-Down Trigger	8.000%
Pass Delinq Test	YES
Cumulative Charge-Off Step-Down Test	



First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Cumu Charge-Off Pct	0.000%
Cumu Charge-Off Pct Test	0.000%
Pass Cumu Charge-Off Pct Test	YES

Excess Spread Step Up Event

Three Month Rolling Avg Excess Spread	1.831%
Has Excess Spread Step Up Event Occurred	NO

Specified OC Amount	
Step-Down Date	NO
Step-Down Test Satisfied	YES
Excess Spread Step Up Event, Cond 1	NO
Excess Spread Step Up Event, Cond 2	NO
Base OC Amount	5,696,266.07
Step Down Base OC Amount	0.00
Step Up Base OC Amount, Cond1	0.00
Step Up Base OC Amount, Cond2	0.00
Specified OC Amount	5,696,266.07

OC Details	
Specified OC	5,696,266.07
Excess Spread	446,175.36
Excess Spread Distributable	0.00
Excess OC	0.00
OC Reduction	0.00
Ending OC Amount	3,477.46
Ending OC Deficiency	5,692,788.61

OC building begins in May 2006



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Delinquency Information

Delinquency Information

	30-59 Days				60-89 Days				90+ Days			
	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%

	Foreclosure				Bankruptcy				REO			
	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%

Realized Loss Detail

Current Period Realized Losses	0.00
Cumulative Realized Losses	0.00
Total Liquidated Loan Balance	0.00
Total Liquidated Proceeds	0.00
Subsequent Recoveries	0.00

Group	Loan ID	Liquidation Balance	Liquidation Proceeds	Realized Loss
Group I	N/A			

Material Changes to Pool Assets Disclosure

Material Modifications, extensions or waivers to pool asset tems, fees, penalties or payments	NONE
Material breaches of pool asset representations or warranties or transaction convenants	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
          212-815-3235
Associate: William Herrmann
          212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Issuance Coupon			Number of Items	Percent of Items	Principal Balance	Percent of Balance
<=		5.0	0	0.000	0.00	0.000
5.0	-	5.5	0	0.000	0.00	0.000
5.5	-	6.0	0	0.000	0.00	0.000
6.0	-	6.5	0	0.000	0.00	0.000
6.5	-	7.0	279	4.670	17,450,698.25	5.969
7.0	-	7.5	2278	38.132	112,331,064.35	38.424
7.5	-	8.0	1149	19.233	81,630,541.82	27.923
8.0	-	8.5	1198	20.054	43,237,100.42	14.790
8.5	-	9.0	364	6.093	12,525,009.88	4.284
9.0	-	9.5	410	6.863	13,882,974.38	4.749
9.5	-	10.0	131	2.193	5,726,260.88	1.959
10.0	-	10.5	102	1.707	3,712,234.66	1.270
10.5	-	11.0	18	0.301	712,662.55	0.244
11.0	-	11.5	38	0.636	964,655.65	0.330
11.5	-	12.0	5	0.084	103,698.88	0.035
12.0	-	12.5	1	0.017	12,048.80	0.004
>		12.5	1	0.017	53,836.98	0.018
Wgt Ave / Total:			**5974**	**100.000**	**292,342,787.50**	**100.000**

Update Term			Number of Items	Percent of Items	Principal Balance	Percent of Balance
<=		120	0	0.000	0.00	0.000
120	-	180	4	0.067	59,304.68	0.020
180	-	300	5965	99.849	291,983,543.39	99.877
300	-	360	5	0.084	299,939.43	0.103
>		360	0	0.000	0.00	0.000
Wgt Ave / Total:			**5974**	**100.000**	**292,342,787.50**	**100.000**